Filed by NBT Bancorp Inc.
(Commission File No. 000-14703)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Salisbury Bancorp, Inc.
(Commission File No. 001-14854)

The following is a transcript of a call hosted by NBT Bancorp Inc. (“NBT” ) on December 5, 2022.

NBT Bancorp Inc.(Special Announcement) December 05, 2022

Corporate Speakers:
•	John H. Watt, Jr.; NBT Bancorp Inc.; CEO
•	Scott A. Kingsley; NBT Bancorp Inc.; CFO

Participants:
•	Alexander Twerdahl; Piper Sandler & Co.; Research Division
•	Christopher O’Connell; Keefe, Bruyette, & Woods, Inc.; Research Division
•	Matthew Breese; Stephens Inc.; Research Division

PRESENTATION

Operator^  Good day, everyone, and welcome to this conference hosted by NBT Bancorp, Inc. regarding the definitive agreement between NBT and Salisbury Bancorp, Inc. to merge Salisbury with and into NBT. This call is being recorded and has been made accessible to the public in accordance with SEC's Regulation FD. Corresponding presentation slides can be found on the company's website at nbtbancorp.com.

Before the call begins, NBT's management would like to remind listeners that, as noted on Slide 2, today's presentation may contain forward-looking statements as defined by the Securities and Exchange Commission. Actual results may differ from those projected. These forward-looking statements reflect NBT's best estimates and assumptions based on its understanding of information known to NBT today.

These forward-looking statements are subject to risks and uncertainties that face NBT and Salisbury and the industry in which they operate. You are encouraged to review today's joint press release from NBT and Salisbury for more information on these risk factors as well as both companies' SEC filings. Please also see additional legal statements at the end of the press release.

In addition, certain non-GAAP measures will be discussed. Reconciliations for these numbers are contained within the appendix of today's presentation. (Operator Instructions) As a reminder, this call is being recorded. I would now like to turn the conference over to NBT Bancorp President and CEO, John H. Watt, Jr., for his opening remarks. Mr. Watt, please begin.

John H. Watt, Jr.^  Thank you, Carmen, and good morning, and thank you for joining our call and for your interest in NBT. With me this morning is our CFO, Scott A. Kingsley, to discuss our merger with Salisbury Bancorp, which we announced this morning. It is with great pleasure and excitement that we announced that NBT has reached an agreement to acquire the common stock of Salisbury, which is headquartered in Lakeville, Connecticut.

This transaction is a natural extension of NBT's footprint in New England and in Eastern New York. It provides incremental scale for our already established Hartford, Connecticut platform. It extends our branch network in the Berkshires, and it gives us a presence in the Hudson Valley adjacent to our franchise in the Catskills.

Importantly, Salisbury Bancorp is a high-quality partner that is culturally aligned with NBT's vision, values and mission. I've spent the last 2 years getting to know Salisbury's CEO, Rick Cantele.

During that period, we both determined that our go-to-market strategies and our cultures are very similar, and that our performance would be enhanced by and benefit from this combination. I'm pleased to announce that Rick will join me on our executive management team when the transaction closes.

There is no material overlap of our franchises. Therefore, we expect that all customer-facing Salisbury team members will join NBT team. As we execute on our long-term growth strategies, it's important to note that Salisbury's presence in the Hudson Valley will extend NBT's coverage of the communities in the Upstate New York Chip Corridor, beginning in Syracuse, extending to Utica, the Capital District and now into the Hudson Valley, where IBM recently announced investment plans totaling $20 billion.

Our banking footprint, both retail and commercial, is uniquely positioned to benefit from the economic growth in this corridor for many years to come. Salisbury's $1.5 billion in assets and its 14 branches will accelerate NBT's growth plans for New England, which has been a very successful long-term strategy for us.

Salisbury's wealth business fits very well with NBT's Wealth platform, and will add $1 billion of additional assets under administration. Growth and building scale are critical to the company as we consistently drive to create value through incremental operating leverage.

As you will hear from Scott, this is a financially attractive transaction, which will provide strong earnings accretion to the combined shareholder base. Scott, will you walk us through the transaction terms and the pro forma outcomes, please?

Scott A. Kingsley^  Thank you, John, and good morning, everyone. As John indicated, we are very pleased to announce our agreement to partner with Salisbury Bancorp. I want to share some of the key transaction highlights, including certain assumptions and expected financial impacts.

As indicated on Pages 9 and 10 of our presentation deck, consideration will be all stock, and we expect there will be 5.827 million Salisbury shares, which will be exchangeable. The deal value calculates to approximately $204 million, utilizing a level of $35 per Salisbury share and a 10-day volume weighted average price of $46.98 per NBT share. As such, we expect to issue 4.341 million additional NBT shares at closing.

Salisbury shareholders will own approximately 9% of the combined company. The purchase price represents 1.86x Salisbury's tangible book value per share as of September 30, 2022, and 8.2x expected annual earnings, including estimated cost saves. We expect to record credit and interest rate marks on loans of approximately 1.5% and 2% of outstanding balances, respectively.

We have assumed approximately $30 million of fair value marks on Salisbury's available-for-sale investment securities, which are substantially reflected in their current financial statements through AOCI. We also expect to create a core deposit intangible of 2% of Salisbury's core deposits.

As indicated on Page 11, we expect the transaction to be 9.8% accretive to first full year GAAP earnings, while being just 2.4% dilutive to our tangible book value. We estimate the earn-back period to be under 18 months. In addition, and certainly as important, we expect core earnings accretion of nearly 5%, excluding the accretion of fair value marks and the amortization of core deposit intangibles.

We expect our tangible common equity ratio to remain above 7% after the closing of the transaction and our Tier 1 leverage ratio to remain nearly 2x the required level to be well capitalized for regulatory purposes. With that, we're happy to answer any questions you may have at this time. Carmen?

QUESTIONS AND ANSWERS

Operator^  (Operator Instructions) And our first question comes from the line of Alex Twerdahl with Piper Sandler.

Alexander Twerdahl^  First off, I was hoping you can give us a little bit of color on the due diligence process and specifically your conversations with the regulators, kind of the steps you went through just to make sure that 2Q '23 time frame is reasonable given all that's happened over the past year?

John H. Watt, Jr.^  Happy to do that, Alex. So I'll start with the regulatory calls. I participated in calls with four of our regulators on Friday, and gave them a heads-up that this transaction announcement was coming, walk them through the high-level terms and conditions, walk them through the strategic rationale, and the feedback was universally positive, and we received some advice on how to proceed with the application process. They asked questions about the regulatory status of both Salisbury and NBT, and as we have reported in the past, the story there is a very positive one.

So initially, coming out of the box, the regulators are aware, supportive and we're already hard at work preparing the joint inter-agency application, which we expect to file in mid-January, if not earlier. With respect to the due diligence, it was deep, far and wide, and that's thanks in large part to the Salisbury team who made information available to us over a period of over 6 weeks.

We looked at the commercial loan portfolio in detail, had the opportunity to look at over 50% of the total portfolio, over 60% of all the loans over $1 million. We looked at every loan that was classified or criticized and we came out of that review, very comfortable.

We had the opportunity to look at their large residential mortgage portfolio, their risk management principles around it, the underwriting and the documentation. Again, we came out of that feeling very comfortable across the branch banking platform, had the opportunity to look at how they go to market with their deposit products and again, felt comfortable about that.

You should be aware from a risk mitigation perspective that this will be a Fiserv to Fiserv integration. And therefore, we would expect that would help us accelerate the path towards the ultimate closing date.

In addition, Scott talked about, if you would, the look we did at the securities portfolio and their financial systems and controls.

Scott A. Kingsley^  Thanks, John. I'd be happy to. So as John mentioned, we got to do a comprehensive review of their investment securities portfolio, which, in fairness, looks very much like ours, amortizing mortgage-backed CMO-dominated securities. Durations and very logical, reasonable durations similar to ours.

In terms of valuation that we ran some interest rate sensitivities associated with continued likely changes in underlying market rates to see if that actually had a significant or any impact on what we were modeling in terms of tangible book value dilution, both for ourselves and for them, and really don't think that there's a significant additional exposure attached to that.

I'm reminded from time to time that to the extent that there has been additional AOCI impacts across most people's portfolios for 2022, it shouldn't be lost that most people are still making money. So you're accreting core capital at the same time. So from a practical standpoint, we feel really good about that.

So I think, Alex, in terms of we think it was comprehensive, to John's point, they put together a lot of information in a short period of time for us. So we feel good about asking all the right questions.

John H. Watt, Jr.^  I'll add, Alex, that we also had the opportunity to interview certain of the senior management, and that was also very positive. And we have been able to obtain agreements with the leaders in the commercial business and in the wealth business to continue on with us in the combined entity, and that will also add to the momentum and the risk mitigation associated with integration.

So we feel good all the way around on the due diligence front, thanks to all the hard work that the Salisbury folks put into making all that information available.

Alexander Twerdahl^  Great, And then I was just curious what kind of rate assumptions you have baked into the EPS expectations for both you guys and for Salisbury?

Scott A. Kingsley^  Alex, I think we're following the forward curve that would suggest that there are 50 more basis points of Fed adjustment coming in December and somewhere between 25 and 75 more coming in the first half of 2023, and then a cooling off period after that. So nothing more substantial or detailed rather than that.

Operator^  One moment for our next question, please. All right. Comes from the line of Chris O'Connell with KBW.

Christopher O’Connell^  So I wanted to talk about just the financial impact of the deal pro forma on the margin, maybe what the IRR profile or interest rate sensitivity profile of Salisbury is in their betas last cycle? And if you have the percentage of their loan portfolio fixed versus variable? And how it kind of impacts your overall NIM sensitivity going forward?

Scott A. Kingsley^  So Chris, so to kind of get started with that. Their portfolio has more of a fixed feature to it than the NBT portfolio does. So their interest rate sensitivity today is closer to neutral or even maybe even tending a little bit towards liability-sensitive as opposed to ours, which as of the end of the third quarter, was still asset-sensitive.

So I think they're complementary, if anything, to be honest. In terms I cannot quote you deposit beta on the last cycle for them with 14 branch locations and just their sheer size, it was probably larger than ours just because of sheer access to funding sources. So I'd be happy to get back to you on that.

I think in terms of where margin comes out, we're generally a little bit higher than them on earning asset yields today, and we generally have a little bit lower cost of funds. So I would expect that there would be a little bit of contraction in the combined margin, but that means that we'd also say we know where rates are going to be in the market as of June 1. And that's still been a lot of variability and volatility for us to try to prognosticate.

That being said, I do think that there will be opportunities for us to look at, as an example, what's currently in their investment portfolio. We assume we will hold that, and we assume we will accrete the difference between fair value and carrying value. We may find from an ALCO oversight perspective, it makes sense to liquidate that portfolio.

So from a practical standpoint, but that we won't get to, obviously, until we get through approvals and be able to model our combined sensitivity together a little more formally. So hopefully, that helps, Chris.

Christopher O’Connell^  Okay. Great. Yes. That is helpful. And then if you could just talk about maybe like the synergies on the wealth side. It seems like they're bringing over a decent-sized franchise relative to their overall size and kind of how that fits into your overall wealth management business?

John H. Watt, Jr.^  Well, at a high level, Chris, that one of the distinguishing factors of NBT is its revenue mix. And this obviously just enhances the noninterest-sensitive side of our revenue flows. So that's check number one.

Number two, this gives us a platform further into New England to really expand our wealth offerings. We're strong on the retirement administration and retirement investment side. I think we can offer that through the platform that our new colleagues at Salisbury will offer.

Obviously, they're sitting in Northwest Connecticut, which has a profile that fits that product set. So I think that with some enhancement, technology, a product offering, that we can accelerate what is already a successful business in that market and extend towards Hartford, where we have a platform down the Hudson Valley as well.

So very complementary. The platform on which internally they managed the business is the same platform as ours. So integration is going to be smoother and obviously, a cost savings there as well. So looking forward to it and find it to be very complementary.

Christopher O’Connell^  Great. And then I may have missed it in the opening comments, but did you guys mention the Durbin impact for Salisbury?

Scott A. Kingsley^  Yes. I think we think, Chris, it's between $1 million to $1.2 million a year. And certainly, that's embedded in our modeling.

Operator^  (Operator Instructions) And is from the line of Matthew Breese with Stephens.

Matthew Breese^  Scott, you had mentioned earlier, Salisbury has a bit more of a fixed rate component to their portfolio, and it's a bit of a lower rate than your own. I'm just curious, as you've looked at that loan portfolio, are there any categories or asset classes that you plan on running off or selling off or just not emphasizing once the deal is consummated?

Scott A. Kingsley^  Matt, the easy answer to that one is no. We really like their broad participation. Certainly what really makes this attractive is they're good at a lot of the things that we're already good at, and there's maybe a handful of additional things that they are not doing today that give us some incremental opportunities. But no plans to do that. Matter of fact, I would go the other way to say, our plan is to be able to utilize a larger balance sheet to help them go after some opportunities they maybe could not participate in or could not wholly hold over the last several years. So not finding anything that, quite frankly, that we don't think we would be interested in.

Matthew Breese^  Okay. Great. And then oppositely, I was hoping you could just talk about their deposit base a little bit. Obviously, there's the traditional kind of categorization, but I was curious about the breakdown between retail and commercial. And once integrated, does their deposit base change the trajectory of deposit betas for the overall franchise?

Scott A. Kingsley^  So good question and kind of frame it this way is that they are a good commercial deposit gathering and they are good at retail deposit gathering. I don't have that mix sitting right in front of me. I'll follow up with you on that. But generally speaking, the pricing of larger balance, more interest rate-sensitive commercial customers shares very much similarities with our own. So as you're managing deposit betas in this cycle, there's a lot more attention probably placed on that subset of the customer base than maybe the broader retail base. And we share that from an outcome standpoint.

In terms of whether their outcome changes our data, I think their current loan-to-deposit ratio is just a touch higher than ours. They are fully invested from a balance sheet standpoint. So on most nightly basis today, they're probably on that same line of are they slightly selling funds or are they slightly borrowing on an overnight basis? I think consistent with our profile.

So again, whether there is an opportunity when we get to the closing to make some decisions, and again, as I said before, probably ALCO based decisions as to what to do with their couple of hundred million dollars of investments. That will be closer to post approval and closer to a closing decision.

Matthew Breese^  Okay. Could you help us quantify accretion year 1? And just I want to get a sense for core versus stated margin. What is that accretion number?

Scott A. Kingsley^  Sure. So we have everything that you see in the deck we've used as essentially first 12 months after closing, but we've used our collective balance sheet as of 9/30/2022. So we didn't get into the trying to extrapolate where we thought our balance sheets would both be by the mid- to late second quarter next year.

So I'd frame it this way, Matt, and I think this is in our slide deck, it's roughly 5% accretion in coming from core elements, which is the Salisbury earnings profile plus the cost synergy outcomes And then another 5% on top of that coming from the accretion of loan and credit and fair value marks.

So I think you've heard this from us before that we kind of think about the core as being closer to sort of a cash earnings type of an outcome. And that's probably a better barometer for dividend capacity than accretion because, obviously, over time, that accretion helps restore capital balances that were impacted to their highest level of acuity on day one. So it helps restore that. But that being said, it's really not a cash-based flow of earnings accretion. So I think you balance that. For us, the standard had to be, does this make sense on a core basis and surely it passed that threshold.

Matthew Breese^  Okay. I'm curious within the credit mark, the $18 million, where did you spend the most time? And is it, in any way, indicative of where we might see stress across the entire portfolio in 2023?

Scott A. Kingsley^  That's a really interesting question because their portfolio is so clean that I would say, in terms of how to assign essentially the PCD portion of that credit mark, we tried to pick something that we thought was more indicative of just the general industry type of a trend as opposed to something specific that we saw.

We really didn't see anything within the detailed review that we did that said, "Oh, we really need to set aside individual specific reserves for anything reviewed." So that really didn't come up. When we get closer to the closing, does that 70-30 line become 80-20 or 60-40? It could very well, but I think this was just indicative of the general sense of this is what we're seeing in the market today.

Matthew Breese^  Got it. Okay. And then last one for me. Maybe just stepping back on legacy NBT, here we are in December, it feels like there's a little bit more anxiety around liquidity, deposits, credit quality across the entire industry. So just curious, any notable changes since we last spoke on deposit betas and costs or underlying credit quality for the legacy franchise?

Scott A. Kingsley^  Yes. So Matt, I will tell you that I think what we communicated in our third quarter call in October, I think we're still on a very consistent track to that. I will say that in terms of customers looking for better yielding opportunities on their deposit portfolio, that's pretty widespread right now.

So I do think that given most institutions have investment portfolios that are marginally underwater from a fair value standpoint, using that investment portfolio as people did historically to create liquidity, is not quite as easy as a decision. So I think you are seeing some more exception-based pricing and some more specials running out there in the market.

And I would suspect, going into December and into the first of the year, you're probably seeing some broad-based changes to people's core rates. And that's us too. I mean, we're within that process. That being said, our deposit base is just so granular that I think we really have a very logical and methodical way to manage interest rate-sensitive customers first, and then provide market rate offerings to the rest of our base over time.

Operator^  And I'm not showing any further questions. I will now turn the call back to John Watt for his closing remarks.

John H. Watt, Jr.^  Carmen, thank you. And to all those who participated in the call, we appreciate your interest in NBT. We look forward to catching up to you after year-end with our year-end earnings results, and we'll also keep you apprised on the pace of this transaction. So again, thank you, and have a good day.

Operator^  Thank you, Mr. Watt. This concludes our program. You may now disconnect. Have a great day.

Forward-Looking Statements

This communication contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements about NBT and Salisbury and their industry involve substantial risks and uncertainties. Statements other than statements of current or historical fact, including statements regarding NBT’s or Salisbury’s future financial condition, results of operations, business plans, liquidity, cash flows, projected costs, and the impact of any laws or regulations applicable to NBT or Salisbury, are forward-looking statements. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “may,” “will,” “should” and other similar expressions are intended to identify these forward-looking statements. Such statements are subject to factors that could cause actual results to differ materially from anticipated results. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements include, but are not limited to the following: (1) the businesses of NBT and Salisbury may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the shareholders of Salisbury may fail to approve the merger; (6) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (7) diversion of management’s attention from ongoing business operations and opportunities; (8) the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate Salisbury’s operations and those of NBT; (9) such integration may be more difficult, time consuming or costly than expected; (10) revenues following the proposed transaction may be lower than expected; (11) NBT’s and Salisbury’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; (12) the dilution caused by NBT’s issuance of additional shares of its capital stock in connection with the proposed transaction; (13) changes in general economic conditions, including changes in market interest rates and changes in monetary and fiscal policies of the federal government; (14) legislative and regulatory changes; and (15) uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on NBT, Salisbury and the proposed transaction. Further information about these and other relevant risks and uncertainties may be found in NBT’s and Salisbury’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2021 and in subsequent filings with the Securities and Exchange Commission (“SEC”).

Forward-looking statements speak only as of the date they are made. NBT and Salisbury do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. You are cautioned not to place undue reliance on these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction, NBT expects to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Salisbury that also constitutes a prospectus of NBT (the “proxy statement/prospectus”), which proxy statement/prospectus will be mailed or otherwise disseminated to Salisbury’s shareholders when it becomes available. NBT and Salisbury also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NBT, SALISBURY AND THE PROPOSED TRANSACTION. You may obtain a free copy of the registration statement, including the proxy statement/prospectus (when it becomes available) and other relevant documents filed by NBT and Salisbury with the SEC, without charge, at the SEC’s website at www.sec.gov. Copies of the documents filed by NBT with the SEC will be available free of charge on NBT’s website at www.nbtbancorp.com or by directing a request to NBT Bancorp Inc., 52 South Broad Street, Norwich, NY 13815, attention: Corporate Secretary, telephone (607) 337-6141. Copies of the documents filed by Salisbury with the SEC will be available free of charge on Salisbury’s website at www.salisburybank.com or by directing a request to Salisbury Bancorp, Inc., 5 Bissell Street, P.O. Box 1868, Lakeville, CT 06039-1868, attention: Corporate Secretary, telephone (860) 453-3432.

No Offer

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

NBT and Salisbury and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about NBT’S  executive officers and directors in NBT’S definitive proxy statement filed with the SEC on APRIL 7, 2022. You can find information about SALISBURY’S executive officers and directors in SALISBURY’S definitive proxy statement filed with the SEC on April 8, 2022. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. You may obtain free copies of these documents from NBT or SALISBURY using the sources indicated above.